Filed By VeriChip Corporation
Pursuant To Rule 425 Under
The Securities Act of 1933, As Amended
Subject Company: Steel Vault Corporation
Commission File No.: 333-161991
VeriChip Corporation Reviews Third Quarter Accomplishments
Strengthening balance sheet allows Company to pursue technology initiatives such as its H1N1 virus triage detection system and glucose-sensing microchip projects
DELRAY BEACH, FL — October 8, 2009 — VeriChip Corporation (“VeriChip” or the “Company”) (NASDAQ: CHIP) today reviewed its accomplishments for the third quarter ended September 30, 2009.
In the three months ended September 30, 2009, VeriChip accomplished the following milestones:
•	The Company received $4.4 million in escrow proceeds related to the July 2008 sale of its former Xmark Corporation subsidiary to The Stanley Works.

•	Scott R. Silverman resumed the role of CEO of the Company.

•	The Company announced it agreed to acquire Steel Vault Corporation (OTCBB: SVUL) and form PositiveID Corporation to offer identification tools and technologies for consumers and businesses. The companies have approved November 10, 2009 as the date for their stockholder meetings to vote on the merger, and proxies have been mailed to stockholders of record as of September 25, 2009.

•	The Company expanded its partnership with RECEPTORS LLC and launched the development of a triage detection system for detection of the H1N1 virus; the Company received an exclusive license to RECEPTORS’ patents utilized in that development.

•	VeriChip entered into a financing commitment of up to $10,000,000 with Optimus Technology Capital Partners, LLC. VeriChip plans to use the funds to develop a virus triage detection system for the H1N1 virus, to develop an in vivo glucose-sensing RFID microchip and to support its working capital requirements and general corporate purposes.

•	VeriChip announced plans to fund its existing development partnership with RECEPTORS LLC to launch Phase II development of an in vivo glucose-sensing RFID microchip. Furthermore, on October 7, 2009, VeriChip announced it received an exclusive license to RECEPTORS’ Patent No. 7,504,364 titled “Methods of Making Arrays and Artificial Receptors” and Patent No. 7,469,076 “Sensors Employing Combinatorial Artificial Receptors,” to use in conjunction with VeriChip’s Patent No. 7,125,382 entitled “Embedded Bio-Sensor System,” to develop an in vivo glucose-sensing RFID microchip.

•	The Company regained compliance with the minimum $1.00 per share bid price requirement, and complies with all other applicable standards for continued listing on The NASDAQ Capital Market.
In July 2008, the Company sold its Xmark subsidiary to The Stanley Works for $47.9 million. In November 2008, VeriChip purchased from Digital Angel Corporation all patents related to an embedded bio-sensor system for use in humans and the assignment of any rights of Digital Angel under a development agreement associated with the development of an implantable glucose-sensing microchip. The Company also received covenants from Digital Angel and its subsidiary that will permit the Company to use Digital Angel’s intellectual property related to the Company’s VeriMed Health Link business without payment of ongoing royalties. Through the release of the escrowed funds from The Stanley Works, the Company has continued to operate with a small management team and a focus on cost containment.
Scott R. Silverman, VeriChip’s Chairman and CEO, said, “When I bought approximately 5.4 million shares and a controlling interest in the Company in November 2008 and resumed the role of Chairman, I was convinced that the Company’s technology, relationships and balance sheet were undervalued. For several months, we reviewed the Company’s strategic alternatives, including mergers, reverse mergers and other transactions to maximize our Nasdaq listing and balance sheet. Upon receiving the $4.4 million in escrow proceeds in mid-July related to our sale of Xmark to The Stanley Works, it became clear that the Company’s future value lay in the joining together of VeriChip and Steel Vault to form PositiveID, which we believe positions us to enhance our leadership role in identification technologies.”
Continued Silverman, “Over the past quarter, we have been working diligently on a number of key initiatives within the Company. Our ability to react quickly to address critical issues, such as the H1N1 virus, is an example of our focus and innovative technologies and partnerships. We are very proud to have accomplished so much in one quarter.”
About VeriChip Corporation
VeriChip Corporation, headquartered in Delray Beach, Florida, has developed the VeriMed™ Health Link System for rapidly and accurately identifying people who arrive in an emergency room and are unable to communicate. This system uses the first human-implantable passive RFID microchip and corresponding personal health record, cleared for medical use in October 2004 by the United States Food and Drug Administration.
On September 8, 2009, VeriChip Corporation announced it agreed to acquire Steel Vault Corporation (OTCBB: SVUL) to form PositiveID Corporation. PositiveID will provide identification technologies and tools to protect consumers and businesses. The companies expect the merger to close in the fourth quarter of 2009.
For more information on VeriChip, please call 1-800-970-2447, or e-mail info@verichipcorp.com. Additional information can be found online at www.verichipcorp.com.
Statements about VeriChip’s future expectations, including the ability of the Company to pursue technology initiatives such as its H1N1 virus triage detection system and glucose-sensing microchip projects based on its balance sheet, the ability of the Company to fund or develop, or both, a virus triage detection system for the H1N1 virus and in vivo glucose-sensing RFID microchip, its ability to remain in compliance with applicable standards and requirements for continued listing on the NASDAQ, the likelihood that the Company’s future value lay in the joining together of VeriChip and Steel Vault to form PositiveID, which management believes will position it to enhance its leadership role in identification technologies, the likelihood that the merger will close in the fourth quarter of 2009, and all other statements in this press release other than historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Litigation Reform Act of 1995. Such forward-looking statements involve risks and uncertainties and are subject to change at any time, and VeriChip’s actual results could differ materially from expected results. These risks and uncertainties include the Company’s ability to successfully develop and commercialize the glucose-sensing microchip, the market acceptance of the glucose-sensing microchip, the Company’s and RECEPTORS’ ability to develop a glucose-sensing microchip, the validity, scope and enforceability of the Company’s patents and those related to the glucose-sensing microchip, the protection afforded by the Company’s patents and those related to the microchips, the Company’s ability to complete the development phases in certain time frames, government regulations relating to the microchips, the Company’s ability to fund the continued development of the glucose-sensing microchip, the timing and success of submission, acceptance and approval of required regulatory filings; as well as certain other risks. Additional information about these and other factors that could affect the Company’s business is set forth in the Company’s various filings with the Securities and Exchange Commission, including those set forth in the Company’s 10-K filed on February 12, 2009, under the caption “Risk Factors.” The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.
Additional Information and Where to Find It
On September 8, 2009, VeriChip and Steel Vault issued a joint press release announcing the signing of an Agreement and Plan of Reorganization, among VeriChip, Steel Vault and VeriChip Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of VeriChip (the “Acquisition Subsidiary”), pursuant to which the Acquisition Subsidiary will be merged with and into Steel Vault, with Steel Vault surviving and becoming a wholly-owned subsidiary of VeriChip (the “Merger”). Upon the consummation of the Merger, each outstanding share of Steel Vault’s common stock will be converted into 0.5 shares of VeriChip common stock.
In connection with the Merger, VeriChip filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will contain a Joint Proxy Statement/Prospectus of VeriChip and Steel Vault. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully because they contain important information about VeriChip, Steel Vault and the proposed transaction. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available), and any other documents filed with the SEC, may be obtained free of charge at the SEC’s web site (www.sec.gov). In addition, investors and security holders may obtain a free copy of other documents filed by VeriChip or Steel Vault by directing a written request, as appropriate, to VeriChip at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations, or to Steel Vault at 1690 South Congress Avenue, Suite 200 Delray Beach, Florida 33445, Attention: Investor Relations. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transaction.
VeriChip, Steel Vault and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.
Information regarding the interests of these directors and executive officers in the proposed transaction will be included in the Joint Proxy Statement/Prospectus referred to above. Additional information regarding the directors and executive officers of VeriChip is also included in VeriChip’s Form 10-K, which was filed with the SEC on February 12, 2009. Additional information regarding the directors and executive officers of Steel Vault is also included in Steel Vault’s proxy statement (Form DEF 14A) for the 2009 annual meeting of Steel Vault’s stockholders, which was filed with the SEC on February 9, 2009, as amended. These documents are available free of charge at the SEC’s website (www.sec.gov) and by contacting Investor Relations at the addresses above.
Contact:
Allison Tomek
561-805-8000
atomek@verichipcorp.com